                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                         ____________________________

                                 SCHEDULE 13D
                                (Rule 13d-101)

                              (Amendment No. ___)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DONCASTERS plc
                                (Name of Issuer)

                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                   257692103
                                 (CUSIP Number)

                                Gordon M. Burns
                         Katama Capital Partners, L.P.
                              281 Old Church Road
                              Greenwich, CT 06830
                                 (203) 629-0294
________________________________________________________________________________
(Name, address and telephone number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1998

                   _________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]


                        (Continued on following pages)

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY)

     Katama Capital Partners, L.P.
     06-1527362

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [_]
          (b)  [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Katama Capital Partners, L.P. is a Georgia Limited Partnership

7.   SOLE VOTING POWER

     1,578,000

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,578,000

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,578,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     17.9%

14.  TYPE OF REPORTING PERSON

     PN

             STATEMENT OF INFORMATION REQUIRED PURSUANT TO SECTION 13(D)(1) OR 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SECTION 13D

The following statement of information is being filed by Katama Capital Partners, L.P. pursuant to Regulation 240.13d-1 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the American Depositary Receipts (each, an "ADR"), of Doncasters plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), whose principal office is located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England. The ADRs evidence American Depositary Shares which represent the underlying "Ordinary Shares" of the Issuer. The ADRs currently are traded on the New York Stock Exchange under the symbol "DCS." The American Depositary Shares represent the right to receive two Ordinary Shares, nominal value 25 pence per Ordinary Share, of the Issuer deposited with the Bank of New York, as Depositary, under the Deposit Agreement. The Depositary, as issuer of the ADRs, is located at 101 Barclay Street, New York, New York 10286.

Item 2.   Identity and Background.
          -----------------------

     (a) The name of the person filing this statement is Katama Capital Partners, L.P., a Georgia Limited Partnership ("Katama"). The General Partner of Katama is Katama Capital, Inc., a Delaware corporation, whose President is Mr. Gordon M. Burns.

     (b) The address of the principal office and principal place of business of Katama and Katama Capital, Inc. is 281 Old Church Road, Greenwich, CT 06830.

     (c) As its principal business, Katama engages in investment activities and activities related thereto.

     (d) During the past five years, neither Katama nor Katama Capital, Inc. has been convicted in a criminal proceeding.

     (e) During the past five years, neither Katama nor Katama Capital, Inc. was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Katama or Katama Capital, Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     A portion of the ADRs were acquired by Katama through contributions of the ADRs by limited partners in exchange for partnership interests in Katama. Such ADRs were previously acquired by the limited partners in market transactions and were held without restriction. The remainder of the ADRs were acquired by Katama using cash from capital contributions by limited partners to Katama, pursuant to the Limited Partnership Agreement dated as of September 25,1998 (the "Agreement"), by and among the General Partner and the limited partners. Please see Item 5 below.

     A copy of the Agreement is filed as Exhibit 7.1 hereto, and such Agreement is incorporated herein by reference. The foregoing is not a complete description of the terms of the Agreement or the transactions contemplated thereby and is subject to and qualified in its entirety by reference to the Agreement.

Item 4.   Purpose of Transaction.
          ----------------------

     (a)-(b) The purchases by Katama of ADRs were made based upon Katama's view that the current price of the ADRs in the market represents a good investment. Katama may acquire additional ADRs or may dispose of ADRs depending upon market conditions. The current intentions of Katama regarding the ADRs held by it may change in the future.

     An entity related to Katama, SW Centrifugal Inc. ("SW"), a closely held Delaware corporation with principal offices in Waukesha, Wisconsin, is engaged in a similar business to that of the Issuer. Preliminary discussions between SW and the Issuer regarding a potential business combination took place in the summer of 1998. In connection with these discussions, no agreements or understandings with respect to a business combination were reached and no proposals regarding a transaction were made. Discussions between the Issuer and SW may continue in the future.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j)  Not applicable.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)-(b) As of October 6, 1998, Katama owns beneficially and of record 1,578,000 ADRs of the Issuer, representing 17.9% of the issued and outstanding ADRs, based on the reported outstanding ADRs as of July 30, 1998. Katama has sole voting and dispositive power over such ADRs.

     (c) 261,000 ADRs were contributed to Katama by limited partners in exchange for partnership interests on September 30, 1998. An additional 1,317,000 ADRs were acquired by Katama in open market transactions as follows:

     Date            Number of ADRs Purchased  Average Purchase Price per ADR
     ----            ------------------------  ------------------------------
     9-30-98                 760,000                          $ 9.11
     10-1-98                 300,000                           11.23
     10-2-98                 211,500                           10.97
     10-5-98                  20,000                           11.00
     10-6-98                  25,500                           11.00

     (d)  Not applicable.

     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There are currently no contracts, arrangements or relationships with respect to the ADRs of the Issuer between the Issuer and Katama or Katama Capital, Inc. However, Katama has informally indicated to the Issuer that it will refrain from further purchases of ADRs of the Issuer until meeting with the Issuer.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 7.1 Limited Partnership Agreement dated as of September 25, 1998, by and among the General Partner and the limited partners.

                                  SIGNATURES
                                  ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               Katama Capital Partners, L.P.



Date:  October 9, 1998         /s/ Gordon M. Burns
       ------------------      -------------------------------------------------
                               Gordon M. Burns, President, Katama Capital, Inc.,
                                      its General Partner